EXHIBIT 4.8

GIVBUX, INC.

www.givbux.com

_§_ales Financing Term Sheet

April 5, 2023

Issuer:	Givbux, Inc. (the "Company").

Amount:	$25,000

Instrument:	15% Promissory Notes (the "Notes").

Terms of Notes:

Maturity:	One Hundred Twenty (120) Day term.

Interest:	15% flat fee, paid monthly commencing 30 days from the date of issuance, which accrues from the date of issuance until the date of maturity.

Debt Retirement:

In consideration of$25,000 cash, GivBux Inc will repay the principal and interest of 15% ($3,750) for a total repayment of $28,750. The note shall be repaid within 150 days, to be paid by weekly instalhnents.

A 5% penalty on the remaining principal and interest will be assessed monthly if the note is not satisfied within the 150 day term beginning on the 151st day.

Minimum:	$15,000.

Purpose:	Working capital and general corporate purposes.

Investor Suitability:

The Notes will only be offered to "accredited investors," as that term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

Additional Information:	If you would like additional information about the Company or the terms of the offering described above, you may contact Ken Jones at 949.400.5963.

This Term Sheet does not constitute an offer of GivBux, Inc. to sell nor a solicitation of an offer to buy the securities as proposed in this Term Sheet.

/s/ Robert Thompson	/s/ Michael Brown
GivBux, Inc. Robert Thompson, President	Individual Michael Brown, Individual

GivBux, Inc.	Strictly Confidential	For Information Purposes ONLY